October 6, 2016	News Release 16–24

SILVER STANDARD SIGNS OPTION AGREEMENT TO EXPLORE
FISHER GOLD PROJECT CONTIGUOUS TO SEABEE GOLD OPERATION

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) is pleased to announce it has signed an option agreement (the “Agreement”) with Eagle Plains Resources Ltd. (“Eagle Plains”) (TSX-V: EPL) to acquire up to an 80% interest in the Fisher project, located in Saskatchewan, Canada.

Highlights:

▪	Numerous gold occurrences along shear zones similar to our Seabee Gold Operation

▪	Grab and chip samples have yielded grades ranging from 9.2 g/t to 37.3 g/t gold

▪	Orogenic gold deposit potential with a greenstone host similar to our Santoy and Seabee deposits

▪	Potential to consolidate large land package of over 34,000 hectares

Carl Edmunds, Silver Standard’s Chief Geologist said, “The Fisher project covers the immediate extension of the shear zone that hosts our highly productive Santoy Gap deposit, and in general the project area is underlain by the same favourable host rocks and structural setting. Our team continues to apply local expertise gained from the Santoy Gap discovery, and experience on similar deposits, to increase the probability of another discovery. We are excited to begin exploration of the Fisher Project that doubles our land position near our existing high margin Seabee Gold Operation.”

Summary Terms of the Agreement

Under the terms of the Agreement, we will explore the Fisher project during a four-year option period. To earn a 60% interest in the Fisher project, Silver Standard is required to spend $4 million in exploration expenditures, including $400,000 for the 2016 exploration program conducted by Eagle Plains. In addition, we are required to make a $100,000 initial cash payment at closing and $75,000 annual cash payments for each of the four years of the option period. Upon earning the 60% interest in the Fisher project, we will have a 90-day, one-time option to earn an additional 20% interest, for a total of 80%, by making a cash payment of $3 million, at which time an 80% / 20% joint venture will be formed to advance the property (the “Joint Venture”).

Eagle Plains will retain a 2.5% Net Smelter Return (“NSR”) royalty, subject to reduction on certain claims by underlying NSR agreements. Eagle Plains’ NSR may be reduced by 1% at any time upon payment of $1 million by the Joint Venture. In addition, Eagle Plains will receive advance royalty payments of $100,000 annually from the Joint Venture until commencement of commercial production.

We may terminate the Agreement at any time.

About the Fisher Project

The project consists of over 34,000 hectares of land contiguous to the Seabee Gold Operation, directly north, south and east of the Santoy mine complex. The all-weather road linking the Santoy mine complex to the Seabee mill and processing facility currently ends one kilometre from the Fisher project boundary. The Fisher project is located approximately 125 km east of LaRonge, Saskatchewan and is accessible by fixed wing aircraft from La Ronge, Saskatchewan or Flin Flon, Manitoba.

The Fisher project, along with the Seabee Gold Operation, is hosted within the Pine Lake greenstone belt. This greenstone belt forms part of the Trans-Hudson Orogen, which has been a prolific gold producer elsewhere in North America. The geology of the greenstone belt is dominated by supracrustal rocks, including mafic volcanics, sediments, mafic intrusions and a wide range of felsic intrusions, of which a portion are directly associated with gold bearing quartz veins.

Gold mineralization within the Fisher project presently occurs in four major areas, the furthest being 16 km from the Santoy mine complex. Most of the mineralization observed to date is very similar to that of the Santoy mine complex where disseminated to coarse gold-bearing sheeted quartz veins occur along major ductile shear zones. The south extension of the Santoy shear zone onto the Fisher project is one example of an underexplored gold target that occurs across a 10-kilometer-wide stratigraphic package.

Historic exploration work, completed prior to 1987, has identified several areas of interest. Notable results in these areas include chip samples at a grade of 12.6 g/t gold over 7.8 meters, a drillhole intercept at a grade of 10.0 g/t gold over 1.0 meter and grab samples at a grade of 37.3 g/t gold. Prospecting work conducted by Eagle Plains in 2013 discovered a new gold occurrence called the Fisher showing, which highlights a grab sample at a grade of 9.2 g/t gold.

Next Steps

The 2016 exploration program is materially complete and includes soil sampling, mapping, trenching and geophysical surveying. The results of this program will provide data supporting future exploration activities focused on defining additional mineralized areas and generating multiple drill targets. The 2016 Fisher project exploration program budget is $400,000.

Figure 1: Location of the Seabee Gold Operation and the Fisher project, Saskatchewan, Canada.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by F. Carl Edmunds, P. Geo., a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Chief Geologist, Exploration.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the potential benefits to be derived from and the likelihood of exercising our option with respect to the Fisher project and entering into the Joint Venture; our planned exploration activities at the Fisher project; payments to be made to Eagle Plains; and our anticipated exploration expenditures at the Fisher project.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including successfully integrated our acquisition of Claude Resources Inc.; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow Resources Corporation’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in 2017, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and changes to the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.